UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________________ )*

CĪON INVESTMENT CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

17259U 105

(CUSIP Number)

DECEMBER 17, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No.  17259U 105

1.      Names of Reporting Persons:

ICON INVESTMENT GROUP, LLC

2.      Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)  ☒

3.      SEC Use Only

4.      Citizenship or Place of Organization: DELAWARE

Number of  Shares Beneficially Owned by Each Reporting Person With:

5.      Sole Voting Power: 0

6.      Shared Voting Power:  111,222.2

7.      Sole Dispositive Power: 0

8.      Shared Dispositive Power: 111,222.2

9.      Aggregate Amount Beneficially Owned by Each Reporting Person: 111,222.2

10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

11.    Percent of Class Represented by Amount in Row (9): 13.2%

12.    Type of Reporting Person (See Instructions):  OO

Page 2 of 9 pages

CUSIP No.  17259U 105

1.      Names of Reporting Persons:

  MARK GATTO

2.      Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)  ☒

3.      SEC Use Only

4.      Citizenship or Place of Organization: UNITED STATES OF AMERICA

Number of  Shares Beneficially Owned by Each Reporting Person With:

5.      Sole Voting Power: 0

6.      Shared Voting Power:  111,222.2

7.      Sole Dispositive Power: 0

8.      Shared Dispositive Power: 111,222.2

9.      Aggregate Amount Beneficially Owned by Each Reporting Person: 111,222.2

10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

11.    Percent of Class Represented by Amount in Row (9): 13.2%

12.    Type of Reporting Person (See Instructions):  IN

Page 3 of 9 pages

CUSIP No.  17259U 105

1.      Names of Reporting Persons:

  MICHAEL A. REISNER

2.      Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)  ☒

3.      SEC Use Only

4.      Citizenship or Place of Organization: UNITED STATES OF AMERICA

Number of  Shares Beneficially Owned by Each Reporting Person With:

5.      Sole Voting Power: 0

6.      Shared Voting Power:  111,222.2

7.      Sole Dispositive Power: 0

8.      Shared Dispositive Power: 111,222.2

9.      Aggregate Amount Beneficially Owned by Each Reporting Person: 111,222.2

10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

11.    Percent of Class Represented by Amount in Row (9): 13.2%

12.    Type of Reporting Person (See Instructions):  IN

Page 4 of 9 pages

Item 1.

(a) Name of Issuer: CĪON INVESTMENT CORPORATION

(b) Address of Issuer’s Principal Executive Offices: 3 Park Avenue, 36th Floor, New York, New York 10016

Item 2.

(a) Name of Persons Filing:
ICON Investment Group, LLC
Mark Gatto
Michael A. Reisner

All of the securities covered by this report are owned directly by ICON Investment Group, LLC.  Mark Gatto and Michael A. Reisner control ICON Investment Group, LLC.  As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mark Gatto or Michael A. Reisner is the beneficial owner of any of the securities covered by this statement and Mark Gatto and Michael A. Reisner expressly disclaim any equitable or beneficial ownership of such securities.

(b) Address of Principal Business Office or, if none, Residence:

Address for ICON Investment Group, LLC, Mark Gatto and Michael A. Reisner:

3 Park Ave, 36th Floor
New York, NY 10016

(c) Citizenship:

ICON Investment Group, LLC was organized under the laws of Delaware.
Mark Gatto is a United States citizen.
Michael A. Reisner is a United States citizen.

(d) Title of Class of Securities: Common Stock, $0.001 par value

(e) CUSIP Number: 17259U 105

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 5 of 9 pages

Item 4.  Ownership.

(a) Amount beneficially owned:  111,222.2

(b) Percent of class:  13.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 111,222.2

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:  111,222.2

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.
.
Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Page 6 of 9 pages

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 14, 2013

ICON INVESTMENT GROUP, LLC

By: /s/ Michael A. Reisner
Name: Michael A. Reisner
Title: Co-President and Co-Chief Executive Officer

/s/ Mark Gatto
Mark Gatto

/s/ Michael A. Reisner
Michael A. Reisner

Page 7 of 9 pages

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement

Page 8 of 9 pages

EXHIBIT 1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) of Regulation 13D-G of the Securities Exchange Act of 1934, the persons or entities below agree to the joint filing on behalf of each of them of the Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of CĪON Investment Corporation, and agree that such statement is, and any amendments thereto filed by any of them will be, filed on behalf of each of them, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated: January 14, 2013

ICON INVESTMENT GROUP, LLC

By: /s/ Michael A.Reisner
Name: Michael A. Reisner
Title: Co-President and Co-Chief Executive Officer

/s/ Mark Gatto
Mark Gatto

 /s/ Michael A. Reisner
Michael A. Reisner

Page 9 of 9 pages